SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

(Amendment No. ___)*

AcuNetx, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
00509P-10-0
(CUSIP Number)
John N. Brewer Greenberg Traurig, LLP 3773 Howard Hughes Parkway, Suite 400 North Las Vegas, Nevada 89169 (702) 792-3773
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 6, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00509P-10-0

1.	Names of Reporting Persons. Mel Shadowens
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Arizona, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,763,901
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,763,901
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,763,901
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.8%
14.	Type Of Reporting Person (See Instructions) IN

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CUSIP NO. 00509P-10-0

1.	Names of Reporting Persons. Steven Butler
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Colorado, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,900,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,900,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,000
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.9%
14.	Type Of Reporting Person (See Instructions) IN

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CUSIP NO. 00509P-10-0

1.	Names of Reporting Persons. Robert Zepfel
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,000,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.0%
14.	Type Of Reporting Person (See Instructions) IN

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CUSIP NO. 00509P-10-0

1.	Names of Reporting Persons. Emery Welk
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 310,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 310,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 310,000
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.3%
14.	Type Of Reporting Person (See Instructions) IN

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CUSIP NO. 00509P-10-0

1.	Names of Reporting Persons. Scott Auerbach
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type Of Reporting Person (See Instructions) IN

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Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the “Shares”), of AcuNetx, Inc., a Nevada corporation (the “Issuer”), which has its principal executive office at 2301 West 205th Street, Suite 102, Torrance, California 90501.

Item 2. Identity and Background.

(a) The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

Mel Shadowens

Steven Butler

Robert Zepfel

Emery Welk

Scott Auerbach

(b) The business addresses of the Reporting Persons are:

Mr. Shadowens: 10182 East Cactus Road, Scottsdale, Arizona 85260.

Mr. Butler: 32556 Woodside Dr., Evergreen, Colorado 80439.

Mr. Zepfel: 500 Newport Center Dr., Suite 580, Newport Beach, California 92660.

Mr. Welk: 21240 S. Western Ave., #15, Torrance, California 90501.

Mr. Auerbach: 1372 River Spey Ave., Henderson, Nevada 89012.

(c) Mr. Shadowens is the President of MedTrak Technologies, Inc. The address of MedTrak Technologies, Inc. is 10182 E Cactus Rd, Scottsdale, AZ 85260.

Mr. Butler is the President of Butler Financial and Accounting Services. The address of Butler Financial and Accounting Services is 32556 Woodside Drive, Evergreen, CO 80439.

Mr. Zepfel is an attorney practicing at Haddan & Zepfel LLP. The address of Haddan & Zepfel LLP is 500 Newport Center Drive, Suite 580, Newport Beach, CA 92660.

Mr. Welk is a self-employed engineer. Mr. Welk’s business address is 21240 S. Western Ave., #15, Torrance, California 90501.

Mr. Auerbach is President of S & S Health Products, Inc. The address of S & S Health Products, Inc. is 1372 River Spey Ave., Henderson, Nevada 89012.

(d) During the last five years, none of the Reporting Persons on this statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons on this statement were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All Reporting Persons are citizens of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons have expended an aggregate of approximately $33,490 of personal funds to purchase 194,000 Shares.

Mr. Shadowens exercised a warrant to purchase 4,194,451 Shares, and pursuant to Mr. Shadowens’ Warrant Agreement with the Issuer dated April 20, 2009, the purchase price of $4,194.45 for these Shares was deducted from the indebtedness owed to Mr. Shadowens by the Issuer. Mr. Shadowens also received 444,450 Shares on July 27, 2006 as partial consideration of a contract for consulting services with the Issuer. Mr. Butler received all of his Shares for serving as a member of the board of directors of the Issuer. Mr. Zepfel received all of his Shares in payment for legal services rendered to the Issuer. Mr. Welk received 250,000 of his Shares in payment for services rendered to the Issuer.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons have agreed to act in concert with the common purpose of assessing whether the current management and board of directors of the Issuer are acting in the best interests of the Issuer’s stockholders. A copy of the written Joint Filing Agreement among the Reporting Persons is attached as Exhibit 99.1. The Reporting Persons have reviewed and investigated certain statements and actions of the current management and board of directors since the board and management took control of the Issuer on November 17, 2011. In light of the below stated reasons, the Reporting Persons demand the immediate resignations and/or terminations of all of the current management, board of directors and corporate counsel of the Issuer, which includes, but is not limited to, Chapin Hunt, Jr., Frank Card, Cathy Elliot Jones and Jocelyn Sommers, from all positions they currently hold with the Issuer. The Reporting Persons further demand that the Issuer promptly schedule a stockholders meeting for the election of directors.

In coming to these conclusions the Reporting Persons have considered a number of factors, including, but not limited to, the following:

1)	The Issuer has chronically been short of cash. Due to the Issuer’s lack of cash throughout 2011, the Issuer defaulted on its contractual obligations to its primary distributor (MedTrak Technologies, Inc. and Mel Shadowens) for its main product known as VNG.

2)	During the fourth quarter of 2011, when the current management and current board of directors took control of the Issuer, MedTrak Technologies and Mel Shadowens exercised their contractual rights to take over the manufacture of the VNG product. The intellectual property rights for the VNG product had previously been transferred to MedTrak Technologies in 2009. This action was necessary due in large part to continued cash shortfalls of the Issuer and certain unusual and detrimental actions of the current CEO, Chapin Hunt, Jr. Additionally, Mr. Hunt acknowledged the transfer of the VNG manufacturing and intellectual property rights to MedTrak Technologies in a writing dated December 8, 2011 (the “Transfer Agreement”). A copy of the Transfer Agreement is attached to this Schedule 13D as Exhibit 99.2.

3)	In the Transfer Agreement, Mr. Hunt also formally acknowledged that the Issuer had defaulted on its contractual obligations to MedTrak Technologies. The Transfer Agreement provided for a licensing agreement (the “Licensing Agreement”) whereby the Issuer could remain a “Contract Manufacturer” for MedTrak Technologies. The current management, board of directors and corporate counsel for the Issuer subsequently attempted to invalidate the Licensing Agreement and accused MedTrak Technologies and Mel Shadowens of fraud and malfeasance in an attempt to intimidate and confuse the fact that the Issuer defaulted in its agreements with MedTrak Technologies. Due to these tactics, the Licensing Agreement was terminated. A copy of the Licensing Agreement is attached to this Schedule 13D as Exhibit 99.3.

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4)	In a Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 10, 2011, the Issuer reported that Joel Ciniero was appointed as CEO of the Issuer on September 7, 2011 after the departure of Robert Corrigan, who served as the CEO of the Issuer from July 2008 through September 2011. This Form 8-K contradicted board resolutions adopted September 2, 2011 whereby the board of directors appointed consultant Steven Butler as the acting CEO, Secretary and Treasurer of the Issuer and a November 3, 2011 letter from Cathy Elliott Jones, an attorney representing the Issuer, purporting to terminate Steven Butler as CEO. Based upon the September 2, 2011 board resolutions and the November 3, 2011 letter, the Reporting Persons believe that the Form 8-K filed on November 10, 2011 contained false statements regarding the appointment of Joel Ciniero as CEO of the Issuer. Moreover, Mr. Hunt has informed certain of the Reporting Persons that the SEC brought a civil proceeding against Mr. Ciniero for securities fraud relating to the healthcare receivables business conducted by Qualis Care, L.P.

5)	In a Form 8-K filed with the SEC on February 17, 2012, the Issuer reported an event purported to have occurred on November 1, 2011. In the Form 8-K, however, the Issuer failed to describe that Mr. Hunt, acting on his own (without warning) and with total disregard for the consequences therewith, withdrew all of the funds deposited in the Issuer’s operating account because the Issuer’s other director, Steven Butler, refused to approve compensation and other demands of Mr. Hunt. The majority of the funds in the Issuer’s account had previously been deposited with the Issuer as an advance from MedTrak Technologies to provide funding for the manufacture of VNG products ordered by customers of MedTrak Technologies. MedTrak Technologies’ “advance” was needed to alleviate cash problems at the Issuer so that its VNG product could be assembled. Mr. Butler refused to allow Mr. Hunt access to the Torrance office until Mr. Hunt restored the funds. Mr. Hunt’s removal of the funds resulted in additional defaults by the Issuer under its obligations to MedTrak Technologies.

6)	Removal of the funds by Mr. Hunt placed the Issuer in a position where the Issuer could not pay its expenses, including, but not limited to, taxes, salaries, vendors, creditors and rent. Mr. Butler, the Issuer’s CEO at that time, was placed in the unenviable position of scrambling to try to maintain the solvency of the Issuer’s business. Due to the continued detrimental business decisions made by Mr. Hunt, Mr. Butler resigned as the acting CEO of the Issuer and as a member of the Board of Directors of the Issuer on November 17, 2011.

7)	In a Form 8-K filed with the SEC on February 2, 2012 reporting events that purportedly occurred on December 11, 2011, the Issuer disclosed that “alleged conspiracy, alleged fraud and alleged collusion may be taking place between shareholders, distributors and an AcuNetx employee.” The Issuer further disclosed that the FBI was contacted and an investigation was commenced. On the same day of this filing, Mr. Hunt disseminated a letter to stockholders which gave the impression that a number of persons were under investigation by police departments and federal agencies. Through this Form 8-K and letter, it appears to the Reporting Persons that the Issuer and Mr. Hunt are attempting to confuse the issues with alleged claims of criminal conduct by failing to address the underlying issues that the Issuer defaulted in its obligation to MedTrak Technologies which default resulted in the Transfer Agreement. The Reporting Persons have been unable to substantiate the claims of an investigation by any investigating authority. Moreover, none of the Reporting Persons have been contacted by any person from any investigating authority.

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8)	In the February 2, 2012 letter to stockholders, Mr. Hunt stated that “[d]espite the transgressions of a few, the operations of [the Issuer have] not been impacted.” The Reporting Persons would like to point out that in the few months since Mr. Hunt took control of the Issuer, the following have occurred:

a)	The Issuer has lost its main product line.

b)	The Issuer has lost its primary distributor.

c)	The Issuer has lost its main engineer, with nine years of VNG product experience.

d)	The Issuer has lost its main service provider.

e)	The Issuer has lost its primary vendors.

f)	The Issuer’s primary creditors, namely Mel Shadowens and Scott Auerbach, have been threatened, alienated, slandered and damaged.

9)	The Reporting Persons believe that management has not fully informed stockholders regarding the activities of the Issuer. The Reporting Persons have found in their investigation that the letters to the Issuer’s stockholders signed by Mr. Hunt as Chairman of the Board and CEO dated January 8, 2012 and February 2, 2012 and posted to the Issuer’s website (and the Form 8-K filings discussed above) contain false and misleading statements.

10)	The Issuer has not held an annual meeting for the election of directors since 2005. None of the current directors were elected by the stockholders of the Issuer. Additionally, none of the current directors or officers of the Issuer have filed the required forms under Section 16 of the Securities Exchange Act of 1934, as amended, including Forms 3 and 4.

11)	The Issuer’s last Form 10-K was filed for the period ended December 31, 2009 and reported that as of March 19, 2010, 65,429,309 shares of common stock were outstanding. The Issuer’s last Form 10-Q was filed for the period ended June 30, 2010 and reported that 67,029,309 shares of common stock were outstanding at June 30, 2010. The Issuer filed a Form 8-K with the SEC on March 5, 2012 disclosing that “the Board of Directors distributed the remaining 27 million shares of stock to AcuNetx employees.” Based on this Form 8-K, it is presumed that the full 100,000,000 authorized shares of common stock of the Issuer are outstanding. The Reporting Persons note that, based on this issuance, the Issuer is in violation of the Warrant Agreement with Mr. Shadowens whereby the Issuer agreed that at all times during the term of the Warrant Agreement it would keep sufficient authorized and reserved shares to cover the issuance of common stock upon exercise of Mr. Shadowens’ warrant. The Reporting Persons believe that the Issuer has other warrant agreements outstanding which contain similar clauses.

Item 5. Interest in Securities of the Issuer.

(a)-(b) On the date hereof: (i) Mr. Shadowens has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,763,901 Shares, or approximately 4.8% of the outstanding Shares, (ii) Mr. Butler has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,900,000 Shares, or approximately 1.9% of the outstanding Shares, (iii) Mr. Zepfel has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 Shares, or approximately 1.0% of the outstanding Shares, (iv) Mr. Welk has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 310,000 Shares, or approximately 0.3% of the outstanding Shares, and (v) Mr. Auerbach has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,000 Shares, or approximately 0.0% of the outstanding Shares.

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All percentages in this schedule assume that the Issuer had 100,000,000 Shares outstanding. The Reporting Persons have obtained that number based on the Form 8-K filed by the Issuer with the SEC on March 5, 2012.

(c) On February 15, 2012, Mr. Shadowens exercised a warrant to purchase 4,194,451 Shares. Pursuant to Mr. Shadowens’ Warrant Agreement with the Issuer, the purchase price of $4,194.45 was deducted from the indebtedness owed to Mr. Shadowens by the Issuer.

On March 5, 2012, Mr. Zepfel sold 5,500 Shares at $.01 per Share for net proceeds of $47.70.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Transfer Agreement dated December 8, 2011

Exhibit 99.3 Licensing Agreement dated December 8, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2012

By:	/s/ Mel Shadowens
Mel Shadowens

By:	/s/ Steven Butler
Steven Butler

By:	/s/ Robert Zepfel
Robert Zepfel

By:	/s/ Emery Welk
Emery Welk

By:	/s/ Scott Auerbach
Scott Auerbach

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